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950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

July 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed on June 23, 2023

File Numbers 333-174926; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by phone on June 30, 2023 (the “Comments”), relating to the Preliminary Proxy Statement on Schedule 14A filed on June 23, 2023 regarding WOA All Asset I (the “Fund”), a series of the Trust. A revised proxy statement reflecting these changes will be filed subsequent to this correspondence. Capitalized terms used and not defined herein have the meanings given to them in the Preliminary Proxy Statement.

General Comments

Comment #1

The Staff requests the following:

A.	Please respond to all comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR prior to filing the definitive proxy statement.

B.	Please remove all brackets and fill in all blanks.

C.	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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July 5, 2023

D.	When a comment applies to disclosure that appears elsewhere in the proxy statement please make corresponding changes in each place such disclosure appears.

Response #1

The Registrant acknowledges the comments and will make all necessary conforming changes as requested.

Shareholder Letter

Comment #2

Reference is made to the second sentence of the third paragraph of the shareholder letter. Please clarify if, prior to the Transaction, Pathstone was only owned by Lovell Minnick Partners or by both Lowell Minnick Partners and management.

Response #2

The Registrant has clarified the disclosure as requested. Please see the revised paragraph below:

On May 15, 2023, Kelso & Company (“Kelso”), through various investment vehicles it controls, acquired a minority interest in Pathstone Holdings, LLC, the parent company of the Adviser (the “Transaction”). As a result of the Transaction, Kelso indirectly owns approximately 38% of Pathstone while existing investors ~~Lovell Minnick Partners~~ Pathstone management, collectively, and Lovell Minnick Partners now own directly or indirectly ~~own~~ approximately ~~38~~24% and 38%, respectively, of the Adviser~~, and Pathstone management collectively owns approximately 24%~~. The Transaction is not expected to result in any material change in the day-to-day management of the Fund or the Adviser.

Evaluation by the Board of Trustees

Comment #3

Please explain supplementally if the Board considered any factors that weighed against approval of the advisory agreement?

Response #3

The Registrant confirms that the Board did not note any factors that weighed against approval of the New Advisory Agreement.

Section 15(f) of the 1940 Act

July 5, 2023

Comment #4

Where appropriate, please estimate the monetary benefit received by the owners of the Adviser as a result of the Transaction. See Item 22(c)(6) of Schedule 14A.

Response #4

The Registrant will make the requested addition. Please see the sentence below that was added as the second to last sentence of the second paragraph in the Q&A “Why am I being asked to vote on the Proposal?” and as the last sentence of the second paragraph of the section “SUMMARY OF PROPOSAL – APPROVAL OF A NEW ADVISORY AGREEMENT BY AND BETWEEN THE TRUST AND PATHSTONE FAMILY OFFICE, LLC – Background”:

In connection with the Transaction, the existing investors received aggregate closing cash payments of approximately $489,161,000 after taking into account expenses and adjustments.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346 or Mustafa Almusawi at (202) 239-3176.

Sincerely,

/s/ David J. Baum

David J. Baum